DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

CUSIP No. 258128 10 7

NEX Trading Symbol:  DRI.H

Shares Outstanding:  6,818,187

For Immediate Release

April 18, 2008

Dorato Announces the Closing of its Mineral Claims Acquisitions

and Completion of Financing

Vancouver, Canada- Dorato Resources Inc. (“Dorato”) is pleased to announce that it has closed the property acquisitions previously announced on November 19, 2007. Dorato entered into four agreements with Peruvian Nationals to acquire options to earn a 100% interest in 64 mineral claims (the “Mineral Claims”) covering Peruvian extensions of the emergent Cordillera del Condor Gold-Copper Belt.  Dorato has also entered into an agreement with all the shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns mining concessions in the same area as the Mineral Claims.

For the purposes of the TSX Venture Exchange (“TSXV”) manual, the acquisition of the Mineral Claims constitutes a change of business to the mining sector. A copy of the filing statement dated as of April 3, 2008 with respect to its change of business has been filed by Dorato under its profile at www.sedar.com. In accordance with the rules of the TSXV, Dorato has received written consent from shareholders holding in excess of a majority of the issued and outstanding shares to the change of business. Details on the change of business and the acquisition terms of the Mineral Claims are described in the filing statement.

Dorato also announces that it has completed its previously announced non-brokered private placement of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share for gross proceeds of $10,200,000.  Dorato used a portion of the proceeds to fund the acquisition of the Mineral Claims and will use the remaining on the exploration of the Mineral Claims, and for general corporate purposes. In addition to the statutory four month hold period, the subscribers have agreed that the Shares will be held in escrow with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

Completion of the change of business is subject to Dorato satisfying conditions to comply with TSXV policies. Dorato anticipates that it will be able to meet these conditions and that the change of business will be completed within 7 business days from today. A further press release will issued upon completion of the change of business and prior to the commencement of trading of Dorato’s common shares on the TSXV under its new symbol “DRI”.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the change of business may not be accurate or complete and should not be relied on. Trading in the securities of Dorato Resources Inc. should be considered highly speculative.

The TSX Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Cautionary Statements

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.

#